Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 8, 2015

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$325 million 3.400% Senior Notes Due September 11, 2025

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$325 million
Trade Date:	September 8, 2015
Settlement Date (T+3):	September 11, 2015
Maturity Date:	September 11, 2025
Benchmark Treasury:	2.000% due August 15, 2025
Benchmark Treasury Yield and Price:	2.183%; 98-12
Spread to Treasury:	125 basis points
Reoffer Yield:	3.433%
Coupon:	3.400%
Coupon Payment Dates:	Semi-annually on March 11 and September 11, commencing on March 11, 2016 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.723% plus accrued interest from September 11, 2015
Gross Spread:	0.475%
Net Proceeds (%):	99.248% plus accrued interest from September 11, 2015
Net Proceeds ($):	$322,556,000 plus accrued interest from September 11, 2015
CUSIP:	24422ETC3
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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